[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 25, 2014

VIA EDGAR AND FEDEX

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.

Amendment No. 5 to Registration Statement on Form S-11

Filed February 18, 2014

File No. 333-189643

Dear Mr. Kluck:

On behalf of CBS Outdoor Americas Inc. (the “Company”), following telephone conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding proposed revisions to the disclosure contained in Amendment No. 5 to Registration Statement on Form S-11 filed with the Commission on February 18, 2014, I submit this letter containing the Company’s responses to comments raised during such telephone conversations. These responses are reflected in an amendment to the Registration Statement (“Amendment No. 6”) submitted to the Commission via EDGAR on March 17, 2014, and five courtesy copies of Amendment No. 6 marked to show the changes made to Amendment No. 5 have been sent to you under separate cover.

For your convenience, we have restated the Staff’s comments in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 6.

Dilution

1.	Please narratively describe the dilution to your investors in this offering resulting from the Purging Distribution(s).

RESPONSE: In response to the Staff’s comment, the Company included revised disclosure on page of 50 of Amendment No. 6.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

2.	Please explain why the weighted-average diluted shares outstanding on a pro forma basis does not reflect the conversion of stock options.

RESPONSE: The Company supplementally advises the Staff that it excluded the conversion of stock options from its calculation of weighted-average diluted shares outstanding on a pro forma basis because such conversion will not take place until the completion of the Separation. The Company anticipates the Separation will occur several months following the completion of this offering, and the Company has not included any Separation-related events in the pro forma financial statements. Further, because the conversion of such stock options will be made to preserve their intrinsic value at the time of the Separation, the Company is unable to quantify the effect of such conversion for purposes of the pro forma financial information.

Combined Consolidated Financial Statements

3.	Please provide support for your decision to include pro forma earnings per share data on the face of the audited financial statements.

RESPONSE: The Company respectfully submits that it believes that the pro forma earnings per share data is required pursuant to the Codification of Staff Accounting Bulletins Topic 1.B.3 and Section 3420 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) for the reasons that:

(1) The majority of the proceeds from this offering, in addition to the Transferred Borrowing Proceeds, will be transferred to the Company’s parent and will not be available to benefit the Company; and

(2) These transferred proceeds exceeded the most recent twelve month’s earnings.

In addition, the Company is aware of examples of similar transactions in which such disclosure was provided on the face of the financial statements based on this guidance, including in the registration statement for the initial public offering of The WhiteWave Foods Company (Registration No. 333-183112) as part of its separation from its parent Dean Foods Company.

On this basis, the Company revised disclosure on pages F-3, F-5 and F-28 of Amendment No. 6.

For purposes of determining the number of shares outstanding for the pro forma earning per share data, the Company undertook the following analysis in accordance with Section 3240 of the FRM.

In millions, except per share amounts

Estimated Offering proceeds to be transferred to Parent	$415.7	(a)
Debt proceeds transferred to Parent	1,520.0	(b)

Total estimated proceeds to be transferred to Parent	$1,935.7
Earnings for year ended 12/31/13	143.5	(c)

Total estimated proceeds to be transferred to Parent in excess of earnings	$1,792.2

Per share Offering price based on mid-point of range	$27.0

Calculated shares whose proceeds would be necessary to pay transferred proceeds in excess of current year earnings ($1,792.2 /$27.0 per share)	66.4	shares

Total number of shares to be issued in the offering	23.0	shares

Maximum shares added to the denominator for Pro Forma EPS in accordance with FRM 3420.2	23.0	shares (d)
Historical shares outstanding	97.0	shares

Total weighted average shares outstanding for Pro Forma EPS	120.0	shares

(a)	Estimated proceeds to be transferred based on pricing at the mid-point of the range
(b)	Actual proceeds transferred in January 2014
(c)	Use of actual earnings for the last twelve months ended February 28, 2014 would not result in a change in the calculated maximum number of shares to be added to the denominator for Pro Forma EPS.
(d)	Since the 66.4 of calculated shares exceeds the 23.0 shares to be issued in the Offering, in accordance with

FRM 3420.2, the 23.0 shares are added to the denominator for Pro Forma  EPS.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.

Matthew D. Bloch and Jennifer A. Bensch

Weil, Gotshal & Manges LLP

2